DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06026873

March 2, 2006

RECD S.E.C.
MAR 8 2006
1086

Janet A. Silverman
Senior Counsel
Time Warner Inc.
One Time Warner Center, 14th Floor
New York, NY 10019-8016

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Re: Time Warner Inc.
Incoming letter dated January 5, 2006

Dear Ms. Silverman:

This is in response to your letter dated January 5, 2006 concerning the shareholder proposal submitted to Time Warner by Kenneth Steiner. We also have received a letter on the proponent's behalf dated February 16, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1105705

TimeWarner

Janet A. Silverman
Senior Counsel

RECEIVED

2006 JAN -6 PM 3:52

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 5, 2006

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2006 annual meeting of stockholders (the "Proxy Materials") a proposal (the "Proposal") it received from Kenneth Steiner (the "Proponent"), naming John Chevedden as his proxy. The Proposal, which is titled "Independent Board Chairman," requests that the Company's board of directors (the "Board") amend the Company's organizational documents "to require that the Chairman of [the] Board serve in that capacity only and have no management duties, titles, or responsibilities."

The Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal (the "Prior Proposal") previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of this letter, the Proposal (Exhibit A) and the Prior Proposal (Exhibit B). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. ∘ One Time Warner Center, 14th Floor ∘ New York, NY 10019-8016
T 212.484.7961 ∘ F 212.202.4124 ∘ janet.silverman@timewarner.com

Ground for Omission

The Proposal substantially duplicates a prior proposal that will be included in the Company's Proxy Materials, and the Proposal may therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(11).

The Company received the Proposal on November 30, 2005, which the Proponent revised on December 6, 2005. As noted above, it requests that the Company amend its organizational documents to require that the chairman of the Board serve only as chairman and not in any management capacity at the Company, and its thrust is that the chairman of the Board be an independent director. The Company received the Prior Proposal from Christian Brothers Investment Services, Inc. on November 23, 2005, and is joined by each of the parties listed on Annex 1 as co-filers. The Prior Proposal requests that the Board "establish a policy of, whenever possible, separating the roles of [c]hair[man] and [c]hief [e]xecutive [o]fficer so that an independent director who has not served as an executive officer of the Company [will] serve[] as [c]hair[man] [of the Board]," and its thrust is also that the chairman of the Board be an independent director. The Company will include the Prior Proposal in its Proxy Materials. It is the Company's view that the Proposal substantially duplicates the Prior Proposal that will be included in the Company's Proxy Materials and, therefore, may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits the exclusion from the Company's Proxy Materials of any stockholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the Company's Proxy Materials for the same meeting. The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals but must include in its proxy materials the first of such proposals. *See Constellation Energy Group, Inc.* (February 19, 2004); *Wells Fargo & Company* (February 5, 2003). The Staff has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that stockholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See Exchange Act Release No. 34-12999* (November 22, 1976).

Notably, the Staff has previously granted relief under Rule 14a-8(i)(11) where the two proposals at issue were virtually identical to those received by the Company. In *Comcast Corporation* (March 22, 2005), the company received a proposal requesting that the company's board adopt a resolution requiring that the chairman of the board serve in that capacity only and have no management duties, titles, or responsibilities, which proposal substantively mirrors the Proposal. Later, the company received a proposal requesting that the company's board amend the company's charter to require that the chairman of the board be an independent director who had not previously served as an executive officer of the company, which proposal substantively mirrors the Prior Proposal. Although the two proposals differed immaterially in that one proposal sought to prevent the chairman of the board from having any management duties, titles or responsibilities, whereas the other proposal sought only to prevent the chairman of the board from also serving as an executive officer, the Staff concluded that the two proposals were substantially duplicative. This is the precise factual analogue that the Company now faces.

Rule 14a-8(i)(11) does not require that a proposal be identical to a previously submitted proposal for it to be excluded from the Company's Proxy Materials. The Staff has consistently indicated that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See The Home Depot, Inc.* (February 28, 2005) (a proposal requesting that the company's compensation committee adopt a policy that a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting was substantially duplicative of a proposal requesting that the compensation committee adopt a performance and time-based restricted share grant program for senior executives that included specific time- and performance-based vesting features). Implicit in the "principal thrust or focus" test is the concern that the presence of multiple proposals in the same proxy statement that address the same issue in different terms creates the risk that, if each of the proposals were adopted by the stockholders, the board of directors would not be left with a clear expression of stockholder intent on the issue. *See General Electric Company* (January 22, 2003). Thus, while Rule 14a-8(i)(11) protects stockholders from the confusion caused by substantially duplicative proposals, it also protects a board from being placed in a position where it cannot effectively consider or implement the stockholders' will because the proposals request different board actions. For example, in *Monsanto Company* (February 7, 2000), the company received two proposals, both of which the company interpreted as seeking to eliminate its classified board. The first proposal requested that the entire board be elected at every third annual meeting, and the second proposal requested that all of the directors be elected each year. The Staff, in permitting the company to exclude the second proposal from its proxy statement under Rule 14a-8(i)(11), noted that "shareholder approval of both proposals would require the board to choose between an annual and triennial timetable for election of candidates for seats on a declassified board."

The Proposal substantially duplicates the Prior Proposal because the principal thrust and focus of the two proposals is the same in that each proposal seeks an independent chairman of the Board. The slight difference between the Proposals is that the Prior Proposal seeks a chairman who is not an executive officer of the Company, while the Proposal seeks a chairman with no management role at all. If both or only one of the proposals were adopted, the policy concern behind Rule 14a-8(i)(11) would be frustrated because the Company either would have to address conflicting mandates from stockholders (if one proposal were approved but the other rejected) or would have to address whether stockholders desired a chairman who did not serve as an executive officer or rather a chairman with no management role at all (if both proposals were approved).

The Staff has previously granted no-action relief in the context of two proposals that were virtually identical to those received by the Company. In addition, the Prior Proposal, by substantively mirroring yet conflicting with the terms of the Proposal, creates the precise conflict that *Monsanto Company* sought to avoid. For these reasons, the Company respectfully submits that the Proposal be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11).

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reason. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7961.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Janet A. Silverman

Janet A. Silverman
Senior Counsel

cc: Kenneth Steiner
c/o John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Annex 1

Co-filers of the Prior Proposal

Sisters of Charity of the Incarnate Word

Basilian Fathers of Toronto

The Ethical Funds Company

The Marianist Province of the United States

Sisters of the Blessed Sacrament

Missionary Oblates of Mary Immaculate

Unitarian Universalist Association

Benedictine Sisters of Mount St. Scholastica

Congregation of Holy Cross

12/06/2005 15:32 03103717872

EXHIBIT A

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

DEC. 6, 2005
UPDATE

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
Phone: 212 484-8000

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge this proposal within 14-days.

Sincerely,

Kenneth Steiner

11/28/05
Date

cc: Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Fax: 212 489-6183
Susan Waxenberg
Assistant Secretary
212-484-7350
212-937-3594
Janet Silverman
Senior Counsel
F: 212-202-4124

[December 6, 2005 Update]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence (in accordance with SEC Staff Legal Bulletin 14C) should it exist or occur once this proposal is adopted.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO. An Independent Chairman of our Board would be better able to address the weaknesses in our current board and the excess pay problem at our company. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

According to The Corporate Library http://www.thecorporatelibrary.com/, a pro-investor research firm, the current compensation strategies at our Company are egregious. The Chief Executive Officer received a bonus almost 7-times the size of his base salary. Compounding this are the ongoing distribution of large chunks of available shares to executives and the result is the compensation practices of Time Warner fall well short of acceptable standards.

The Corporate Library said that our Board remains one of the weakest, least effective of current large US boards. Worse yet, it is a board that fails utterly to recognize its own weaknesses, and will likely fight the Icahn group's efforts tooth and nail, to the continued disadvantage and dismay of long-suffering Time Warner shareholders. Our Board may even "win," since our company's charter and bylaws both concentrate in the hands of our CEO and board what should be shareholder powers – such as the ability to call a special meeting. Even so, the pressure applied should at the very least highlight a few of the key issues facing Time Warner, that the current board has preferred to ignore these past many months, and there might even be some change for the better. Time Warner Inc. (current Fortune rank 32), is one of a number of large US firms whose recent market performance should serve as a stark reminder to investors of the negative impact of a weak, ineffective board and poor overall corporate governance.

Also our current CEO/Chairman Mr. Parsons is one of three Time Warner directors rated "problem directors" by The Corporate Library – because he chaired the Citigroup executive compensation committee with a record of overcompensation.

Moreover

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. If a CEO, who is also the Chairman, wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Kenneth Steiner, 14 Stoner Ave., 2M. Great Neck, NY 11021 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

TimeWarner

Janet A. Silverman
Senior Counsel

VIA OVERNIGHT MAIL
RECEIPT CONFIRMATION REQUESTED

December 9, 2005

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Chevedden:

I am writing about the letter from Kenneth Steiner that was sent via facsimile to Richard Parsons of Time Warner Inc. ("TWI"), with a copy to me, on December 6, 2005 (indicating "December 6, 2005 UPDATE"). As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to own, at the time of submitting the proposal, at least $2,000 worth of securities entitled to be voted on the proposal at the meeting and to have held such securities continuously for at least a year. Although Mr. Steiner states in his letter to TWI that "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting," we have not received documentary proof of this ownership. We also reviewed our records of registered stockholders and could not confirm Mr. Steiner's ownership. Accordingly, as permitted by Rule 14a-8, TWI requests a written statement from the "record" holder of the TWI common stock (usually a broker or bank) verifying that, as of December 6, 2005, Mr. Steiner continuously held the requisite number of shares of TWI common stock for at least one year and providing the number of shares owned.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be provided to TWI within 14 days of your receipt of this request. Pursuant to Mr. Steiner's instructions, we are directing this request to your attention.

Time Warner Inc. • One Time Warner Center, 14th Floor • New York, NY 10019-8016
T 212.484.7961 • F 212.202.4124 • janet.silverman@timewarner.com

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting your proposal and does not address or waive any of our substantive concerns.

Please address any future correspondence to my attention. Please note that any correspondence sent to me via fax should be sent to both 212-202-4124 and 212-484-7278.

Sincerely,

Janet A. Silverman
Senior Counsel

cc: Mr. Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

DJF

DISCOUNT BROKERS

Date: 12/8/05

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number AHS-005959, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 850 shares of Time Warner Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 2-11-03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-13-05 # of pages ▶
To Janet Silverman	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 212-202-4124	Fax #

484-7278

CBIS

Christian Brothers Investment Services, Inc.

RECEIVED
NOV 28 2005
OFFICE OF THE CORPORATE SECRETARY

November 23, 2005

Mr. Richard D. Parsons
Chairman and CEO
Time Warner Inc
1 Time Warner Center
New York, NY 10019

RE: Agenda Item for 2006 Annual Shareholder Meeting

Dear Mr. Parsons:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2006 Annual Meeting of Stockholders of Time Warner, Inc. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian, Mellon Bank, of our long position of 882,550 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2006 Meeting.

It is our understanding that other shareholders may also file this resolution. The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

Julie B. Tanner
Corporate Advocacy Coordinator

cc: Paul Washington, Corporate Secretary, Time Warner
Susan Waxenberg, Assistant General Counsel and Assistant Secretary

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

www.cbisonline.com

Separate CEO & Chair **Time Warner**

Resolved: The shareholders of Time Warner request that the Board of Directors establish a policy of, whenever possible, separating the roles of Chair and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

This proposal shall not apply to the extent that complying would breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

Supporting Statement
More companies are recognizing the separation of Chair of the Board and Chief Executive Officer (CEO) to be sound corporate governance practice. An independent Chair and vigorous Board will bring greater focus to ethical imperatives, and be better able to forge solutions that serve the interests of shareholders and consumers.

We believe:

- It is the role of the Chief Executive Officer and management to run the business of the company.
- It is the role of the Board of Directors to provide independent oversight of management and the CEO. A CEO should not be his own overseer while managing the business.
- Under the leadership of the Chair, the board should give strategic direction and guidance and represent the best interests of the shareholders in maximizing value

An independent board structure will also help the board address complex issues, such as those noted by The Investor Responsibility Research Center's Social Issues Report on the company, including:

- ❑ Large Penalties: Time Warner has paid the U.S. Department of Justice and the Securities and Exchange Commission $350 million dollars in 2004 and 2005.
- ❑ Numerous Lawsuits: Time Warner is facing 20 class-action shareholder lawsuits over the drop in its stock price.
- ❑ Excessive Executive Compensation and Pay Disparity: Time Warner's most senior executives are among the highest paid in the country at a time when an investment in the company has underperformed the market. Combined, the five highest-paid executives received approximately $32 million in salary and bonuses in 2004. They were awarded restricted stock with an aggregate grant-date value of $10.8 million and 1.7 million stock options with a grant date present value of around $10 million while the company discontinued granting stock options to most employees ("Time Warner Stops Granting Stock Options to Most of Staff," *The New York Times*, February 19, 2005).

Several respected institutions recommend separation. The Council of Institutional Investors adopted as one of its Corporate Governance Policies, which they suggest for all corporations, "The board should be chaired by an independent director." The report from The Conference Board's Commission on Public Trust and Private Enterprise (2003) recommended as Best Practice that "Each corporation should give careful consideration to separating the offices of Chairman of the Board and CEO, with those two roles being performed by separate individuals. The Chairman would be one of the independent directors."

An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors. We urge a vote FOR this resolution.

November 18, 2005

Time Warner Incorporated
75 Rockefeller Plaza
New York, NY 10019

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian and holder of record of 882,550 shares of Time Warner Incorporated, for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d–3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of Time Warner Incorporated and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, February 16, 2006 4:41 PM
To: CFLETTERS
Cc: Janet Silverman
Subject: #1 Re Time Warner Inc. (TWX) No-Action Request Kenneth Steiner

#1 Re Time Warner Inc. (TWX) No-Action Request Kenneth Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 16, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Time Warner Inc. (TWX)
#1 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Independent Board Chairman
Shareholder: Kenneth Steiner

Ladies and Gentlemen:

This is in response to the Time Warner January 5, 2006 no action request.

The rule 14a-8 proposal text states:
"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence (in accordance with SEC Staff Legal Bulletin 14C) should it exist or occur once this proposal is adopted."

This is in contrast to the other proposal which states:
"Resolved: The shareholders of Time Warner request that the board of Directors establish a policy of, whenever possible, separating the roles of Chair and Chief Executive Officer, so that an independent director who has not served as an executive officer of he Company serves as Chair of the Board of Directors.

"This proposal shall not apply to the extend that complying would breach any contractual obligations in effect the time of the 2006 shareholder meeting."

Mr. Steiner's proposal is distinctive in comprehensiveness and furthermore in its long-term durability by including the text "in our charter or bylaws if practicable" compared to no such call-out in the other proposal. Also this proposal is distinctive in explicitly complying with SEC Staff Legal Bulletin 14C with the text "(in accordance with SEC Staff Legal Bulletin 14C)." With the other proposal the company could argue in its definitive proxy that it did not comply with SLB 14C.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal.
Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
Janet Silverman <janet.silverman@timewarner.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated January 5, 2006

The proposal requests that the board change the company's governing documents to require that the chairman serve in that capacity only and have no management duties, titles, or responsibilities.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Time Warner's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser